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                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

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                                SCHEDULE 13G
          INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                             (Amendment No. 1)*

                      The Estee Lauder Companies Inc.
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                              (Name of Issuer)

        Class A Common Stock,                      518439 10 4
      par value $.01 per share
 -----------------------------------   -----------------------------------
   (Title of class of securities)                 (CUSIP number)


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 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        Continued on Following Pages
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 CUSIP No.       518439 10 4            13G           Page 2


      1       NAME OF REPORTING        Leonard A. Lauder
              PERSONS:

              S.S. OR I.R.S.
              IDENTIFICATION NO. OF ABOVE
              PERSONS:

      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
              GROUP:*                                             (a) [_]
                                                                  (b) [x]

      3       SEC USE ONLY

      4       CITIZENSHIP OR PLACE OF  United States of America
              ORGANIZATION:

    NUMBER OF     5  SOLE VOTING POWER:      40,564,941
     SHARES

  BENEFICIALLY    6  SHARED VOTING POWER:    16,450,079
    OWNED BY

      EACH        7  SOLE DISPOSITIVE        37,814,941
    REPORTING        POWER:

   PERSON WITH    8  SHARED DISPOSITIVE      16,450,079
                     POWER:

      9       AGGREGATE AMOUNT               57,015,020 ** SEE ITEM 4
              BENEFICIALLY OWNED BY EACH
              REPORTING PERSON:

      10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
              EXCLUDES CERTAIN SHARES:*                             [x]
              ** SEE ITEM 4

      11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
              (9):                                     63.5%
                                                       ** SEE ITEM 4

      12      TYPE OF REPORTING        IN
              PERSON:


*  SEE INSTRUCTIONS BEFORE FILLING OUT!
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     ITEM 1.  IDENTITY OF ISSUER

            (a) The name of the issuer is The Estee Lauder Companies Inc. (the "Issuer").

            (b) The address of the Issuer's principal executive office is 767 Fifth Avenue, New York, New York 10153.

     ITEM 2.  IDENTITY OF PERSON FILING

            (a) - (c) This report is being filed by Leonard A. Lauder with a business address of 767 Fifth Avenue, New York, New York 10153 (the "Reporting Person"). The Reporting Person is a citizen of the United States of America.

            (d) - (e) This report covers the Issuer's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"). The CUSIP number of the Class A Common Stock is 518439 10 4.

     ITEM 3.

            Not Applicable.

     ITEM 4. OWNERSHIP

            (a) As of December 31, 1996, the Reporting Person beneficially owned 57,015,020 shares of Class A Common Stock as follows: (i) 7,913,748 shares of Class A Common Stock held directly by the Reporting Person; (ii) 8,548,423 shares of Class A Common and 21,352,770 shares of Class B Common Stock, par value $.01 per share, of the Issuer (the "Class B Common Stock"), held indirectly as the sole individual general partner of LAL Family Partners L.P. and as the majority stockholder of LAL Family Corporation, which is the sole corporate general partner of LAL Family Partners L.P.; (iii) 2,750,000 shares of Class A Common Stock subject to a proxy granted to the Reporting Person by Ronald S. Lauder in connection with a loan to The Estee Lauder 1994 Trust; (iv) 8,163,253 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust; (v) 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock held indirectly as a general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder LAL Trust, which is also a general partner of Lauder & Sons L.P.; and (vi) 261,131 shares of Class A Common held indirectly as a director of The Lauder Foundation. The shares of Class A Common Stock beneficially owned by the Reporting Person exclude 160,000 shares owned by his spouse, for which the Reporting Person disclaims beneficial ownership. The Reporting Person also disclaims beneficial ownership of the 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.

                      The 7,913,748 shares of Class A Common Stock held directly by the Reporting Person include 5,500,000 shares of Class A Common Stock loaned to The Estee Lauder 1994 Trust and 1,697,493 shares of Class A Common Stock loaned to





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                      Ronald S. Lauder.  The Estee Lauder 1994 Trust and
                      Ronald S. Lauder are obligated to repay these loans upon demand by the Reporting Person. The 5,500,000 shares of Class A Common Stock loaned to The Estee Lauder 1994 Trust by the Reporting Person are also included as pledged securities in the 8,163,253 shares of Class A Common Stock held indirectly by the Reporting Person as a co-trustee of The Estee Lauder 1994 Trust. The 2,750,000 shares of Class A Common Stock subject to the proxy granted to the Reporting Person by Ronald S. Lauder in connection with the loan to The Estee Lauder 1994 Trust terminates automatically upon repayment of the loan by The Estee Lauder 1994 Trust. As a result, upon repayment of the loan, the Reporting Person's aggregate beneficial ownership of 57,015,020 shares of Class A Common Stock would decrease by 8,250,000 shares as follows:
                      (i) the 8,163,253 shares of Class A Common Stock held indirectly as a co-trustee of The Estee Lauder 1994 Trust would decrease by 5,500,000 shares to 2,663,253 shares of Class A Common Stock; and (ii) the 2,750,000 shares of Class A Common Stock subject to the proxy granted to the Reporting Person by Ronald
                      S. Lauder in connection with the loan to The Estee Lauder 1994 Trust would terminate.

            (b) Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 57,015,020 shares of Class A Common Stock, which would constitute 63.5% of the number of shares of Class A Common Stock outstanding. Assuming repayment of the loan by The Estee Lauder 1994 Trust, the Reporting Person would beneficially own 48,765,020 shares of Class A Common Stock, which would constitute 54.3% of the number of shares of Class A Common Stock outstanding.

                      Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 27,644,247 shares of Class A Common Stock and the 29,370,773 shares of Class B Common Stock beneficially owned by the Reporting Person constitute 51.1% of the aggregate voting power of the Issuer. Assuming repayment of the loan by The Estee Lauder 1994 Trust, the 19,394,247 shares of Class A Common Stock and the 29,370,773 shares of Class B Common Stock beneficially owned by the Reporting Person would constitute 49.8% of the aggregate voting power of the Issuer.

            (c) The Reporting Person has sole voting and dispositive power with respect to (i) 7,913,748 shares of Class A Common Stock held directly by the Reporting Person and (ii) 8,548,423 shares of Class A Common Stock and the 21,352,770 shares of Class B Common Stock held indirectly as the sole individual general partner of LAL Family Partners L.P. and as the majority stockholder of LAL Family Corporation, which is the sole corporate general partner of LAL Family Partners





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                      L.P.  The Reporting Person has sole voting power with
                      respect to the 2,750,000 shares of Class A Common Stock subject to the proxy granted to the Reporting Person by Ronald S. Lauder in connection with the loan to The Estee Lauder 1994 Trust. The Reporting Person shares voting power with Ronald S. Lauder and dispositive power with Ronald S. Lauder and Ira T. Wender, as co-trustees of The Estee Lauder 1994
                      Trust, with respect to 8,163,253 shares of Class A Common Stock and 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The Reporting Person shares voting and dispositive power with respect to 7,692 shares of Class A Common Stock and 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P. as follows: (i) the Reporting Person shares voting and dispositive power with Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (ii) the Reporting Person shares dispositive power with Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) the Reporting Person shares dispositive power with Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Reporting Person shares voting and dispositive power with respect to 261,131 shares of Class A Common Stock held indirectly as a director of The Lauder Foundation.

     ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            Not Applicable.

     ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
     PERSON

            William P. Lauder and Gary M. Lauder, as stockholders of LAL Family Corporation, which is the sole corporate general partner of LAL Family Partners L.P., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 8,548,423 shares of Class A Common Stock and the 21,352,770 shares of Class B Common Stock owned by LAL Family Partners L.P. Ronald S. Lauder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 2,750,000 shares of Class A Common Stock subject to the proxy granted to the Reporting Person by Ronald S. Lauder in connection with the loan to The Estee Lauder 1994 Trust. Ronald S. Lauder, as a co-trustee and beneficiary of The Estee Lauder 1994 Trust, and Ira T. Wender, as a co-trustee of The Estee Lauder 1994 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 8,163,253 shares of Class A Common Stock and the 6,094,926 shares of Class B Common Stock owned by The Estee Lauder 1994 Trust. The following persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 7,692 shares of Class A Common Stock and the 1,923,077 shares of Class B Common Stock owned by Lauder & Sons L.P.: (i) Ronald S. Lauder, as an individual general partner of Lauder & Sons L.P. and as a co-trustee and beneficiary of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; (ii) Richard D. Parsons and Ira T. Wender, as co-trustees of The 1995 Estee Lauder RSL Trust, which is a general partner of Lauder & Sons L.P.; and (iii) Joel S. Ehrenkranz and Ira T. Wender, as co-trustees of The 1995 Estee Lauder LAL Trust, which is a general partner of Lauder & Sons L.P. The Lauder Foundation, of which the Reporting Person is a






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            director, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 261,131 shares of Class A Common Stock owned by The Lauder Foundation.

     ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

            Not Applicable.

     ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            The Reporting Person is a party to a Stockholders' Agreement (the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit A attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

     ITEM 9. NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

     ITEM 10. CERTIFICATION

            Not Applicable.







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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Date:  January 29, 1997               /s/ Leonard A. Lauder
            ----------------------         --------------------------------
                                           Leonard A. Lauder













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                                  EXHIBIT INDEX
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     Exhibit A         --         List of Parties to the Stockholders'
                                  Agreement








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